Filed by Maine & Maritimes Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Maine Public Service Company
Commission File No.: 333-103749

This filing relates to a planned reorganization (the "Merger") by Maine Public Service Company ("MPS") by way of a reverse triangular merger pursuant to which MPS will become a wholly-owned subsidiary of Maine & Maritimes Corporation ("Maine & Maritimes") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of June 30, 2003 (the "Merger Agreement"), by and among MPS, MPS Merger Co. and Maine & Maritimes. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the registration statement on Form S-4, as amended, filed by Maine & Maritimes on April 15, 2003, and is incorporated by reference into this filing.

On May 19, 2003, MPS sent the following letter to its shareholders:

IMPORTANT REMINDER

Your Board of Directors Recommend a Vote In FAVOR of All Proposals

To Our Stockholders:

Maine Public Service Company's Board of Directors and management remain strongly committed to ensuring a conservative business approach, protecting and increasing stockholder value with competitive dividend yields. As our annual meeting approaches, we encourage your support of our proposal to create a new holding company structure. We strongly recommend that the creation of a holding company is the most conservative approach to protecting and creating long-term stockholder value. For your information, we have attached a brief "Questions and Answers" brochure detailing the reasons why we believe approval of the holding company is in the best interest of the corporation and its stockholders.

Regardless of the number of shares you may own, your vote is critical. In order to approve the holding company, stockholders holding a majority of all stock must vote in favor. To be counted as a yes vote, the box "For" must be checked, your proxy card signed and returned. Should you fail to vote, do not check the boxes or abstain, these actions may result in the resolutions not passing. Should your shares be held in a brokerage account or in your individual name, please ensure that you vote. If you have not voted and require a duplicate of your proxy, please contact our transfer agent, the Bank of New York, at their Shareholder Relations Department at 1-800-524-4458, or email them at Shareowner-svcs@bankofny.com. For questions on the holding company, please visit our website at www.mainepublicservice.com, under Investor Relations, where an archived presentation at the American Stock Exchange can be reviewed. Should you have additional questions, please feel free to contact Ms. Annette Arribas, Director of Investor Relations for Maine Public Service Company at 1-207-768-5811.

It has been with intense study that the option of forming a holding company has been proposed. As outlined, forming the holding company will not change our conservative approach to business. It is in fact the conservative approach to growth. The question is not whether we should grow or not grow through diversification. Given the flat to declining nature of our Northern Maine service area, post deregulation and generation divestiture, we have no choice. The question is, "What is the right corporate structure to facilitate growth and effectively manage business risks?" Your Board of Directors and management firmly believe the formation of a holding company is in the best interest of all stockholders. Thank you for your time, effort and support of this vote.

Sincerely,

/s/ J. Nick Bayne

J. Nick Bayne
President & CEO

Enclosure

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On April 15, 2003, Maine & Maritimes filed a registration statement with the SEC containing a definitive proxy statement/prospectus regarding the merger. Stockholders of MPS are urged to read the definitive joint proxy statement/prospectus filed with the SEC on April 15, 2003 and any other relevant materials filed by MPS or Maine & Maritimes with the SEC because they contain, or will contain, important information about MPS, Maine & Maritimes and the merger. The definitive proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MPS or Maine & Maritimes with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may also obtain free copies of the documents filed with the SEC from the MPS website, www.mainepublicservice.com, under "Investor Relations" or by contacting MPS Investor Relations, P.O. Box 1209, 209 State Street, Presque Isle, Maine 04769-1209, 207-768-5811.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of MPS and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the merger or the closing of the merger; statements regarding future improvement of MPS or Maine & Maritimes generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations. Although MPS and Maine & Maritimes believe these forward-looking statements are based on reasonable assumptions, they cannot give assurance that every objective will be reached. MPS and Maine & Maritimes make these statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. Examples of factors that could cause actual results to differ materially from MPS's beliefs described herein include, but are not limited to, variations in weather, regulatory and legislative changes and increased competition.

MPS assumes no obligation and does not intend to update these forward-looking statements.

The "Questions & Answers" brochure referenced in the above letter was filed previously as Exhibit 99(ao) to the Company's 2002 Form 10-K filed on March 28, 2003.